REINVENT TECHNOLOGY PARTNERS Y

215 Park Avenue, Floor 11

New York, NY 10003

October 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anna Abramson
Jeff Kauten
Joseph Cascarano
Robert Littlepage

RE:	Reinvent Technology Partners Y (the “Company”)

Registration Statement on Form S-4

File No. 333-257912

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-257912) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 8, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher Barlow of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3972 and that such effectiveness also be confirmed in writing.

Very truly yours, Reinvent Technology Partners Y

By:	/s/ Michael Thompson
Name:	Michael Thompson
Title:	Chief Executive Officer

cc:	David Cohen

Reinvent Technology Partners Y

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP